September 7, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Avantair, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 8, 2007 File No. 333-142312

Ladies and Gentlemen:

On behalf of Avantair, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 filed on April 23, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to H. Yuna Peng and Max Webb.

This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated August 13, 2007.

In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of Amendment No. 3.

Interim Financial Statements for the Nine Months Ended March 31, 2007

Condensed Consolidated Statements of Cash Flows, page F-6

1.	We note from your response to our prior comment 12 that you have revised Note 7 to include a discussion of the long-term debt incurred in the nine months ended March 31, 2007. Please tell us, and revise your note to disclose the nature of the $13,545,617 borrowings under long-term notes payable that is presented on the statements of cash flows for the nine months ended March 31, 2007. Also, we note your disclosure in Note 7 that you accounted for the conversion of the amounts under the revolving credit facility to a term loan in accordance with EITF 96-19. Please note that changes in a line-of-credit or other revolving credit facility to a term loan should be accounted for under EITF 98-14. Please tell us, and revise your disclosure to indicate whether your accounting treatment of the debt modification is in accordance with EITF 98-14.

Avantair, Inc.

September 7, 2007

Response: Pursuant to the SEC’s comment, we have included Note 11 on page F-22 to disclose the nature of the Company’s borrowings under long-term notes payable that is presented on the statements of cash flows for the fiscal year ended June 30, 2007. We have also included language in Note 10 on page F-22 which states that the Company accounted for the conversion of the amounts under the revolving credit facility to a long-term loan in accordance with EITF 98-14.

Notes to the Financial Statements

Note 8. Warrants

2.	We note from your response to our prior comment 19 and your revised disclosure in Note 8 that you issued 146,000 warrants to a financial advisor in connection with the closing of the acquisition, and because the warrants were Ardent’s obligation, you recorded the amount as an offset to additional paid-in capital. Please tell us, and revise your disclosure to state the value assigned to the warrants issued to the financial advisor and explain how you valued those warrants. Also, tell us why you believe it was appropriate to record the amount as an offset to paid-in capital rather than an expense, and tell us where the amount is recorded on the statement of stockholders’ equity.

Response: Pursuant to the SEC’s comment, we have revised the disclosure in Note 14 on page F-27 to state the value assigned to the warrants issued to the financial advisor and how we valued those warrants. We believe it was appropriate to record the amount as an offset to paid-in capital rather than as an expense because the Company issued the 146,000 warrants to Early Bird Capital in payment of an obligation incurred by Ardent and assumed by the Company upon the merger of the two entities. We have revised the disclosure on page F-27 accordingly. The amount is reflected on page F-6 in the line item “Issuance of warrants to financial advisor in connection with reverse merger” in the Consolidated Statements of Changes in Stockholders’ Deficit.

Other

3.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Avantair, Inc.

September 7, 2007

Response: Pursuant to the SEC’s comment, we have updated the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. (We have also updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations based on the updated financial statements and made certain other corresponding changes.)

4.	Provide a currently dated consent from the independent public accountant in any future amendments.

Response: Pursuant to the SEC’s comment, we have provided a currently dated consent.

* * * * *

Avantair, Inc.

September 7, 2007

If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

/s/ William Haddad
William Haddad

cc:	Mr. John Waters Avantair, Inc.